

April 8, 2024

Brian G. Andrews
Executive Vice President, Chief Financial Officer and Treasurer
COOPER COMPANIES, INC.
6101 Bollinger Canyon Road, Suite 500
San Ramon, California 94583

> Re: **COOPER COMPANIES, INC.**
> **Form 10-K for Fiscal Year Ended October 31, 2023**
> **Filed December 8, 2023**
> **Form 8-K Filed December 7, 2023**
> **File No. 001-08597**

Dear Brian G. Andrews:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 53

1.   The disclosures you have provided for each of your identified critical estimates appear to provide investors with a discussion as to how you are accounting for these items in accordance with US GAAP and are similar to your significant accounting policies disclosures rather than providing investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements. Please revise the disclosures for each of your critical estimates made in preparing your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification. Ensure your disclosures sufficiently explain to investors what each critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used to make the critical estimates, including an explanation as to how you arrived at the assumptions used;

the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Provide investors with quantified information to the extent meaningful and available.

Consolidated Statements of Income, page 57

2.   We note from your disclosures in Item 1. Business and from your revenue recognition accounting policy that you offer products and services to your customers. Please tell us what consideration was given to separately presenting net sales and cost of sales from products and from services. As part of your response, please provide us with such information for the periods presented. Refer to Article 5-03(b)(1) and (2) of Regulation S-X.

3.   We note that you are presenting amortization of intangible separately and also presenting a gross profit measure. Please tell us your consideration of the guidance in SAB Topic 11:B and how you concluded that the gross profit measure is fully burdened. As part of your response, please confirm that you will expand your disclosures in Note 4 to clarify what the composite intangible asset represents and why the components are not reflected separately or within the corresponding categories already presented.

Note 1. Organization and Significant Accounting Policies
Revenue Recognition, page 63

4.   We note that with the acquisition of Generate Life Sciences on December 17, 2021, you began offering donor egg and sperm for fertility treatments, fertility cryopreservation services and newborn stem cell storage (cord blood & cord tissue) services. Please expand your revenue recognition policy to provide the disclosures for revenues related to the various services you provide including identification of the performance obligations (i.e., when typically satisfied, significant payment terms, nature of goods and services, obligations for returns, refunds, and other similar obligations, and types of warranties and related obligations) with reference to ASC 606-10-50-12 and 50-12A, significant judgments for the method used to recognize revenue over time and why the method faithfully depicts the transfer of the services with reference to ASC 606-10-50-18, variable consideration and any other obligations with reference to ASC 606-10-50-20.

Note 3. Acquisitions and Joint Venture
Joint Venture, page 70

5.   We note that in connection with the sale of a 50% interest in SGV to Essilor in March 2022 for $52.1 million, the creation of a new joint venture in which each party contributed their interest in SGV along with a $10 million cash payment, you remeasured the fair value of your retained equity investment in the new joint venture at $90 million resulting in the recognition of a $56.9 million gain. Please tell us the facts and circumstances and your consideration of the guidance in ASC 820 that lead you to concluded that your 50%

ownership interest had a fair value of $90 million considering Essilor had just acquired the other 50% for $52.1 million.

Note 6. Income Taxes, page 74

6. Please expand your disclosures to address the following:
    - Revise your presentation of the components of your deferred tax assets and liabilities to disclose the amount by type of asset or liability. In this regard, we note your presentation of foreign deferred tax assets and liabilities that does not communicate to an investor the type of asset or liability. Refer to ASC 740-10-50-6 for guidance.
    - We note that you reduced the valuation allowance by $42 million, which was offset by an increase of $2.6 million. However, we did not note a reconciling item for these changes in the effective tax rate reconciliation. Please separately present the impact of changes in the valuation allowance in accordance with ASC 740-10-50-12 and Article 4-08(h)(2) of Regulation S-X given the significance to your provision for income tax and net income.
    - Disclose here or in the significant accounting policies footnote disclosure your accounting policy election to provide for the tax on Global Intangible Low Taxed Income (GILTI) earned by certain foreign subsidiaries. In addition, disclose the remaining amount of the one-time transition tax to be remitted. In your fiscal year 2019 10-K, you stated that you intended to remit payment over an eight-year period.

Form 8-K Filed December 7, 2023

Exhibit 99.1

7. We note that you provide a discussion and analysis for your non-GAAP measures without providing a discussion and analysis of the comparable US GAAP measure throughout the earnings release. With reference to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, ensure your disclosures, discussion and other presentations do not present, discuss and/or analyze non-GAAP financial measures with more prominence than the most directly comparable US GAAP measure.

8. We note your characterization of certain adjustments as unusual, including certain litigation expense, gain or loss on deconsolidation of subsidiaries, changes in the fair value of contingent consideration and product transition costs. Please revise your description of these types of adjustment to comply with the guidance in Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

9. Please provide reconciliations for the percentage change in revenue on a constant currency basis and organic basis, non-GAAP gross margin; non-GAAP operating margin; operating expense excluding amortization; and net debt as required by Rule 100(a) of Regulation G and Item 10(e)(1)(i)(B) of Regulation S-K.

10.   Please revise your reconciliations to begin with the most comparable US GAAP measure and to separately present each material adjustment to the US GAAP measure. Provide footnote disclosures describing what each adjustment represents and to quantify the components of the adjustment when the adjustment is broad (e.g., restructuring charges or acquisition-related expenses). Refer to Item 10(e)(1)(i)(B) of Regulation S-K, Question 102.10(b) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, and the answer to Question 102.12 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

11.   Please provide us with the components of Adjustment B for each period presented with reference to your description of what types of costs are included in acquisition and integration expenses. To the extent that a portion of this adjustment relates to personnel costs for transitional employees and other acquired employee related costs, provide us with your consideration of the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

12.   Please provide a more comprehensive explanation for the adjustment to provision for income taxes. In this regard, we note that you made adjustments to fiscal year 2023 to arrive at non-GAAP diluted earnings per share totaling $324 million but decreased the provision for income taxes by $20.1 million without an explanation. Refer to Question 102.11 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services